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14049746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 18 2014
Washington DC
165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradeweb LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky 646-430-6092
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/27/14

OATH OR AFFIRMATION

I, Scott Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradeweb LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Administrative Officer

Title

Notary Public

Reg No. 02FR6231650

Exp. 11/29/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradeweb LLC

Statement of Financial Condition
December 31, 2013

Tradeweb LLC
Index
December 31, 2013

Page(s)

pwc

Independent Auditor's Report

To the Member of Tradeweb LLC:

We have audited the accompanying statement of financial condition of Tradeweb LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradeweb LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 13, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Tradeweb LLC
Statement of Financial Condition
December 31, 2013 (in thousands)

Assets		
Cash and cash equivalents	$	40,437
Accounts receivable, net of allowance		11,168
Receivable from affiliate		25
Other assets		229
Total assets	$	51,859
Liabilities and Member's Capital		
Deferred revenue	$	1,303
Accounts payable and accrued expenses		1,539
Accrued compensation		14,391
Payable to affiliates		3,154
Total liabilities		20,387
Member's capital		31,472
Total liabilities and member's capital	$	51,859

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Tradeweb LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides services that enable institutional investors to view fixed income and derivative market data and trade fixed income securities and derivatives with their dealers on a communication network (the "Tradeweb Network") developed and maintained by Tradeweb Markets LLC ("Markets"), an affiliate of the Company.

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments and commercial paper) with original maturities of generally less than three months.

Fair Value Measurement

Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value. These instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and payable to affiliates.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company has no instruments that are be classified within level 3 of the fair value hierarchy.

Allowance for Doubtful Accounts

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense.

Translation of Foreign Currency
Revenues and expenses denominated in currencies other than U.S. dollars are translated at the rate of exchange prevailing at the transaction date.

Income Tax
The Company, together with its parent Tradeweb Global LLC (the "Parent"), is a multiple member limited liability company which is taxed as a partnership. As a partnership, the Company is subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in certain state and local jurisdictions. These taxes are included in the provision for income taxes in the Statement of Income. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The taxable income or loss of the Company and the Parent are includable in the Federal and state income tax returns of the Parent's individual members.

Share Based Compensation
The Company accounts for share based compensation allocated from Markets in accordance with ASC 718, which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award and remeasured at the end of each reporting period until settlement. Under ASC 718, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the liability instrument's fair value during the requisite service period are recognized as compensation cost over that period.

Under ASC 718, share-based awards that do not require future service (e.g., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the Tradeweb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. Cash and Cash Equivalents
At December 31, 2013, cash equivalents include an overnight investment in commercial paper of $36,767,000 with a major financial institution. Due to the short-term liquid nature of these instruments, the recorded value has been determined to approximate fair value. The commercial paper is classified within level I of the fair value hierarchy.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $19,845,000, which exceeded its requirement of $1,359,000 by $18,486,000. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1.

On March 12, 2014, FINRA notified the Company that the Company's overnight investment in Commercial Paper would not be an allowable asset in calculating net capital on a prospective basis. Since the determination was made on a prospective basis, FINRA did not require the Company to revise its net capital for December 31, 2013 and prior periods. The Company discontinued its overnight investments in commercial paper on January 24, 2014.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of (k)(2)(i).

5. Related Party Transactions

The Company enters into transactions with the ultimate owners of the Parent. At December 31, 2013, the following balances with such affiliates were included in the statement of financial condition in the following line items:

Cash and cash equivalents	$ 37,022,000
Accounts receivable	7,046,000
Receivable from affiliate	25,000
Deferred revenue	525,000
Payable to affiliates	3,154,000

Markets is reimbursed by the Company for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services.

The Company invoices customers for transactions executed on the Tradeweb Network by dealers of the Company's international affiliates and remits these fees to its international affiliates. Also, the Company's international affiliates invoice customers for transactions executed on the Tradeweb Network by dealers of the Company and remits these fees to the Company.

Interest income is earned from cash and cash equivalents invested with an affiliate of a member of Markets. Interest rates earned on the cash and cash equivalents are comparable to rates offered to third parties.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

6. Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker/dealers. At December 31, 2013, the Company has established an allowance for doubtful accounts of $285,000 with regard to these receivables.

7. Employees Savings Plan

The Company participates in a 401(k) savings plan for its employees, maintained by Markets, whereby employees may voluntarily contribute up to 25% of their annual compensation, subject to certain limits. Markets matches 100% of the employee's contribution, up to 4%, which vests over a four year period of time.

8. Stock Based Compensation Plans

Markets has a stock incentive plan which provides for the grant of stock appreciation rights ("SARs") or stock options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of Markets.

Markets measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

Certain employees own shares of Markets. The fair value of the shares is remeasured at each reporting date through to settlement. Changes in the share's fair value during the period are recognized as compensation cost over that period.

The vesting schedule for the options has two components. Seventy percent of the options have a graded vesting schedule over a four year period. Thirty percent of the options vested upon the consummation of a merger between Markets and Tradeweb NewMarkets LLC, which occurred in 2010. If an employee is terminated without cause, a minimum of twenty three percent of their options will become vested and the unvested options are forfeited. The options have an eight year expiration and contain a put right which obligates Markets, under certain conditions, to purchase the option, including any shares which were obtained upon exercise of the option, from the employee at the fair market value.

In 2010, the option holders were issued SARs in exchange for the cancellation of stock options ("Replacement SARs"). Replacement SARs maintain vesting, termination and expiration provisions similar to the stock options which they replaced. The remainder of the outstanding SARs ("New SARs") were issued in 2010, 2011, 2012 and 2013 and have a graded vesting schedule. New SARs issued in 2010 and 2011 have an expiration date of December 31, 2014 and New SARs issued in 2012 have an expiration date of December 31, 2015 and new SARs issued in 2013 have an expiration date of December 31, 2016. If an employee is terminated without cause, all unvested SARs are forfeited. All SARs can only be exercised during a specific period of the year, subject to certain restrictions on the percentage of the vested SAR that is exercisable. No options were issued in 2013.

Replacement SARs were issued with the same exercise price as the options they replaced. New SARs and options were issued with an exercise price no lower than the fair value at the date of the grant, in accordance with the rules of the stock option plans.

The weighted average fair value of New SARs granted during the year at the remeasurement date of December 31, 2013 are $2,369. The weighted average exercise price of New SARs granted during the year are $15,204.

The fair value of the awards is calculated at the date of grant and remeasurement date using an appropriate valuation model such as Black-Scholes. Consequently, the fair values of these awards are based on market value at that date.

The significant weighted average assumptions used to estimate the fair value of the SARs and options of Markets at December 31, 2013 are as follows:

Weighted Average Expected Life (years)	1.13
Weighted Average Risk Free Interest Rate	0.27%
Weighted Average Expected Volatility	16.25%
Weighted Average Expected Dividend Yield	3.75%

Expected volatility and dividend yield on the date of the grant and remeasurement date have been used as inputs into the respective valuation model. The US Government zero coupon interest rate curve has been used to derive a risk-free discount rate.

9. Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through March 13, 2014, the date that the Company's financial statements were issued.